Exhibit 99(c) Texas Competitive Electric Holdings Company LLC Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012
Net loss	$(739)	$(883)	$(2,804)	$(1,672)
Income tax benefit	(452)	(449)	(897)	(867)
Interest expense and related charges	989	1,453	2,288	3,501
Depreciation and amortization	681	663	1,361	1,407
EBITDA	$479	$784	$(52)	$2,369
Interest income	(5)	(26)	(25)	(67)
Amortization of nuclear fuel	74	83	147	156
Purchase accounting adjustments (a)	11	21	45	63
Impairment of goodwill	—	—	1,200	—
Impairment and write-down of other assets (b)	—	—	6	430
Unrealized net loss resulting from commodity hedging and trading transactions	529	765	1,290	322
Net loss attributable to noncontrolling interests	—	1	(1)	1
EBITDA amount attributable to consolidated unrestricted subsidiaries and other equity interests	(9)	(4)	(9)	(8)
Corporate depreciation, interest and income tax expenses included in SG&A expense	7	9	15	18
Noncash compensation expense (c)	2	5	4	14
Transition and business optimization costs (d)	11	19	25	46
Transaction and merger expenses (e)	19	19	38	37
Restructuring and other (f)	36	(2)	52	(2)
Charges related to pension plan actions (g)	—	—	141	—
Expenses incurred to upgrade or expand a generation station (h)	100	60	100	100
Adjusted EBITDA per Incurrence Covenant	$1,254	$1,734	$2,976	$3,479
Expenses related to unplanned generation station outages	19	49	51	138
Adjusted EBITDA per Maintenance Covenant	$1,273	$1,783	$3,027	$3,617
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(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting. Twelve months ended 2013 also reflects the write-down of mineral interests in third quarter 2012.

(b)	Impairment of assets in the twelve months ended 2012 includes impairment of emission allowances and certain mining assets due to EPA rule issued in July 2011.

(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.

(d)
Transition and business optimization costs include certain incentive compensation expenses, as well as professional fees and other costs related to generation plant reliability and supply chain and information technology efficiency initiatives.

(e)	Transaction and merger expenses primarily represent Sponsor Group management fees.

(f)	Restructuring and other in the six and twelve months ended 2013 includes costs associated with the liability management program.

(g)
Charges related to pension plan actions resulted from the termination and payout of pension obligations for active nonunion employees of EFH Corp.'s competitive businesses and the assumption by Oncor under a new Oncor pension plan of all of EFH Corp.'s pension obligations to retirees and terminated vested participants. The charges represent actuarial losses previously recorded as other comprehensive income.

(h)	Expenses incurred to upgrade or expand a generation station represent noncapital outage costs.